Exhibit 99
Letter to Shareholders
Third Quarter 2019

This quarter represents the 15th quarter in a row of having net premiums written (NPW) growth in the double digits. Our total NPW for the third quarter were up 12% at a combined ratio (CR) of 91.9. While we showed slightly slower growth than the second quarter, we are thrilled to be able to produce this rate of growth given the remarkable success of our past several years and at margins well in excess of our stated goal of a 96 CR. This brings our year-to-date (YTD) NPW growth to 13% at a CR of 90.4.

Personal auto loss trends for the quarter were fairly consistent with our experience over the first half of the year.  YTD, frequency declined in the 2-3% range and severity rose in the 6-7% neighborhood.  Bodily injury, at an increase of 8%, continued to lead the increase in severity trends for both periods.  The collision severity trend moderated a bit in the third quarter at an increase of around 3% versus the first half increase of 7-8%.  Naturally, our claims adjusters, actuaries, and pricing teams are all quite focused on ensuring accurate and timely recognition of loss trends and reflection of those trends in our prices.

On the auto product model front, we launched our latest version (8.6) in Iowa during the second quarter. The rollout of this enhanced segmentation model picked up momentum as we went live in six additional states throughout the third quarter.

Property continues to run less profitably than our target predominantly due to elevated weather activity. During the quarter and YTD, we increased our recoverable under our aggregate stop loss (ASL) agreements by $34.6 million and $128.0 million, respectively. Despite the benefits from the ASL agreements, Property reported a CR of 102.3 for the quarter and 103.1 YTD.

We are increasing rates, improving price segmentation, and taking underwriting actions to manage our exposure to hail risk. In addition, we have adopted new severe convective storm loss models to guide our pricing for wind and hail losses.  We believe these new models will allow us to better match prices to expected future loss costs. We are also requiring higher wind/hail deductibles in states with significant hail activity.

In addition, we have begun to roll out our 4.0 Property product model.  We expect this new model to improve our price segmentation and includes coverage and underwriting changes requested by our Platinum agents.  The new product is now active in three states, with three more planned for the fourth quarter.  Our plan is to significantly accelerate this rollout in 2020.

For the quarter, Commercial Lines produced a CR of 93.7 with NPW growth of 11%. It should be noted that the month of September’s CR ran high at 100.1. The elevated monthly CR reflects a handful of states in our traditional business market targets where we believe, based on recent severity trends, it was prudent to strengthen our reserves. The remainder of the country is profitable. That said, the YTD CR in Commercial Lines is a very healthy 88.7 with NPW growth of 16%. As always, we closely monitor loss trends and react quickly when we believe further action is necessary.

We continue to monitor performance of our new Business Owners Policy (BOP) offering in Ohio and are pleased with early results.  Agent feedback about the quoting system and technology has been positive.  Based on production, competitor analysis, and agent feedback, we adjusted several assumptions used to determine our initial rate level and filed our first rate revision in Ohio to achieve an overall rate decrease.  These revised rates go into effect in October and we expect that they will yield additional volume.   We plan to go live in our second state in November and our third and fourth states in December.  We are planning to add several additional states next year.

On October 1st, we announced that we would be expanding our Transportation Network Company (TNC) insurance product to another major player in the fast-growing ridesharing business -- Lyft. We've begun providing coverage for Lyft's rideshare operations in Nevada, Illinois, and Pennsylvania. These policies cover Lyft as a company, drivers operating on the Lyft platform, and their vehicles and passengers. This news is a further investment in participating in and understanding emerging mobility and the gig economy.

Our investment portfolio earned a total return of 1.2% in the third quarter, as both fixed-income and equity markets performed well. Equities were the largest contributor to our return, with a 1.4% third quarter performance, as corporate earnings have remained stable. We have reduced credit risk in our fixed-income portfolio during the course of 2019 as valuations have become less favorable, while marginally increasing interest rate exposure.
We just completed our 2019 Engagement and Culture Survey with 84% of Progressive people responding offering over 45,000 comments about our organization. Our response rate increased by more than 2 percentage points over 2018 and 8 percentage points over 2017 when we started working with Gallup.
Our 2019 results continue to stand out. Using Gallup’s Engagement Index, 71% of Progressive people are engaged, compared to 68% last year (and 34% in the broader U.S. workforce), while only 4% are actively disengaged (vs. 13% in the U.S. workforce). After seeing great results in 2017 and 2018, we once again improved on every question this year. Having a great work environment is critical to our success, so we will dissect these results and work to continue to improve our already special culture.
In keeping with our culture and as part of my role as a member of the Business Roundtable, I was one of 181 CEOs who signed the new Statement on the Purpose of a Corporation. It wasn’t a difficult thing for me to do because, for as long as I can remember (and I’ve been here for nearly 32 years), we have felt that in order to deliver long-term value to our stakeholders, we must keep in mind a variety of constituents. The statement also aligns with the theme of my 2018 annual letter and subsequent quarterly letters of Together.

I’ll mention just a few examples, because what we do is wide-ranging and continues to evolve.

Delivering value to our customers
Consumers are price sensitive, so it is essential for us to have competitive prices, which also happens to be one of our strategic pillars. Competitive prices reflect many attributes including, but not limited to, having efficient operations, accurate claims-handling, and industry leading segmentation. In addition, we provide consumers transparency and choice by providing comparative rates for home and auto insurance on Progressive.com.  Lastly, our innovative Snapshot® program encourages customers to improve their driving behavior by using their actual driving behavior to determine the rate they pay.

Investing in our employees
Another one of our strategic pillars, and one you’ve heard me speak about on many occasions, is that our culture and people are collectively our most powerful source of competitive advantage. Every Progressive person participates in Gainsharing, our cash bonus program that is based on profitable growth of the company. In 2018, each employee received at least a 15% bonus, based on the company’s performance for that year. Also, for the nearly 80% of the employees who choose to participate, Progressive matches dollar-for-dollar their contributions to our 401(k) plan, up to a maximum of 6% of their earnings. In addition to medical, dental, and vision coverages, we offer a variety of other benefits that fit the needs of our diverse employee base, including free basic life insurance and paid parental leave.

Additionally, we believe in a diverse and inclusive workplace and have invested in fostering such an environment for many years.  Again, this spring, we proudly reported that, for Progressive employees with similar performance, experience, and job responsibilities, women earn at least one dollar for every dollar earned by men and people of color earn at least one dollar for every dollar earned by their white coworkers. While variances in point-in-time measures such as this occur, be assured that our commitment is ongoing. We have also ranked first in the Wall Street Journal's ranking of companies in the S&P 500 index, and corporate sectors more broadly, based on how diverse and inclusive they are based on 10 metrics, including the representation of women, age and ethnic diversity, and whether the company has diversity programs in place.

Dealing fairly and ethically with our suppliers
Progressive believes in mutually beneficial relationships with our suppliers. We expect the highest quality products and services at the best value from our vendors. In return, we inform our suppliers of our initial requirements and ongoing expectations to ensure a fair bidding process to foster a healthy business relationship. We grant equal access to all businesses, including those that are owned and/or operated by minorities, women, veterans, the disabled, and LGBT+ communities.

Supporting the communities in which we work
Although Progressive is based in Mayfield Village, Ohio, we have employees in each of the 50 states. We encourage teams to participate in local volunteer activities with their colleagues. In 2018, Progressive people participated in 892 events, donating more than 18,200 hours of volunteer time. Progressive people also donate to local causes and to further support these causes The Progressive Foundation matches their giving, within certain requirements and limitations.  In total, these donations exceeded $9.6 million in 2018. In addition, since 2013, Progressive’s Keys to Progress® program has provided more than 600 vehicles to military men and women facing challenges.

Long-term shareholder value
Our average annual return on equity of 18% from 2008-2018, compared to 10% for the S&P P&C Index over the same period, shows our commitment to our stewardship of our shareholders investment in Progressive. We are committed to transparency and effective engagement with shareholders as evidenced by our monthly release of full financials and quarterly webcasts sessions that are open to all investors and analysts, where we highlight our business results/strategy and have open Q&A. Our goal is to create an enduring business and to achieve this we have invested in our people, adding more than 11,000 employees over the past decade, and fostered innovation that has driven industry firsts such as Name Your Price® and HomeQuote Explorer®.

As we begin to wrap up 2019, we continue to be pleased with how we are positioned in the market and look forward to hitting the ground running in 2020. Our November 7th webcast will include a presentation from our Chief Strategy Officer, Andrew Quigg, as well as Q&A with myself and John Sauerland, our CFO. We look forward to sharing our thoughts with you.

Best,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer